21002458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STONEPINE ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9151 E HARVARD AVE.
(No. and Street)

DENVER	**CO**	**80231**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reilly, Managing Partner — **650-866-5371**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Moss Adams LLP
(Name - if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	**Dallas**	**TX**	**75254**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Reilly, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stonepine Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner

Title

Subscribed and sworn to before me this 24 day of Feb 2021

Notary Public

DANIEL DUNCAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204006157
My Commission Expires February 14, 2024

This report contains (check all applicable boxes):*

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEPINE ADVISORS, LLC

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Stonepine Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the Company) as of December 31, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statement, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 25, 2021

We have served as the Company's auditor since 2016.

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	44,771
Prepaid expenses		18,765
Security deposit		5,335
Property and equipment, net		2,205
Right-of-use asset		24,708
TOTAL ASSETS	$	95,784

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	9,250
Due to related party		7,648
PPP loan		14,720
Lease liability		24,933
TOTAL LIABILITIES		56,551
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY		39,233
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	95,784

The accompanying notes are an integral part of this financial statement.

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides services as a strategic and financial advisor to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Palo Alto, California.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of this financial statement is in conformity with accounting principles generally accepted in the United States of America, ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2020.

Accounts Receivables and Allowance for Credit Losses

On June 16, 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update (ASU) 2016-13, Financial Instruments -Credit Losses (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term. The Company adopted this new standard on January 1, 2020. The Company's receivables are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

The Company accounts for estimated credit losses on accounts receivable. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its receivables.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivables and Allowance for Credit Losses (continued)

as of the reporting date based on relevant information about past events, current conditions, and reasonable supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation allowance on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2020, there was no allowance for credit losses.

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable, and PPP loan, approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2018, 2019, and 2020.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company's records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. The Company records deferred revenue when payment is received, and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts of $0 at January 01, 2020.

Note 2 - Summary of Significant Accounting Policies (continued)

Contract Balances (continued)

The Company's deferred revenue relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at January 1, 2020 was $0 and there were no other prior year commitments that related to current year revenue.

Advertising

The Company expenses its advertising costs as incurred. Advertising expense, included in advertising and marketing, was $5,951 for the year ended December 31, 2020.

Leases

The Company accounts for leases under ASU 2016-02, Leases *(Topic 842)*. The accounting guidance requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases.

The Company leases its office in Palo Alto, California and it entered into a new lease on March 16, 2020, which was subsequently amended on April 09, 2020. The new lease is from May 2020 through March 2022 with monthly lease payments ranging from $1,200 and escalating up to $2,180. Total rent expense during the year ended December 31, 2020 was $25,179 included in the Statement of Operations. The Company has recorded a right-of-use asset and lease liability under the current lease arrangement, based on the estimated present value of the lease payments over the lease term.

The Company uses an incremental borrowing rate of 3% which approximates the U.S. Treasury rate. The weighted average remaining life of the lease is 1.25 years with a weighted average discount rate of 3%. The Company's maturity analysis and reconciliation to its lease liability is presented in the table below.

Minimum Lease Payments	
January 01, 2021-December 31, 2021	$ 20,730
January 01, 2022-March 31, 2022	5,220
Less: Discount to Present Value	1,017
Lease Liability as of December 31, 20:	$ 24,933

Note 3 – Commitments and Contingencies

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

The World Health organization declared COVID-19 a Public Health Emergency of International Concern. This global pandemic, and any related adverse public health developments could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the pandemic could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID -19 is uncertain. Management continues to monitor the pandemic, however, as of the date of this financial statement the potential impact of such on the Company's business and operations cannot be reasonably estimated.

Note 4 – Related Party Transactions

As of December 31, 2020, the amount due to the sole managing member for expense reimbursement was $7,648. For the year ended December 31, 2020, the Company paid the managing member management fees totaling $40,000.

Note 5 – Property and Equipment:

Furniture and equipment	$3,041
Accumulated Depreciation	836
Net	$2,205

The Company's policy is to record as a fixed asset any purchase greater than $1,000. Equipment has a useful life of three years and furniture has a useful life of seven years.

Note 6 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate

Note 6 – Net Capital Requirement (continued)

indebtedness to net capital changes from day to day. At December 31, 2020, the Company's net capital was $26,998, its ratio of aggregate indebtedness to net capital was to 0.63 to 1, and its net capital was $21,998 in excess of the required minimum net capital.

Note 7 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

For the year ended December 31, 2020, revenues were derived from four customers, of which revenues from two customers represented more than 78% of the total revenue reported in the Statement of Operations.

Note 8 – Liquidity

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its managing member. As of December 31, 2020, the Company had cash of $44,771 and liabilities of $56,551; however, the Company intends to apply for loan forgiveness.

Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the managing member to provide the necessary contributions to cover operational expenses as well as maintain minimum net capital requirements. The managing member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support.

Note 9– Paycheck Protection Program Loan

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. business and individual taxpayers.

Note 9– Paycheck Protection Program Loan (continued)

On May 5, 2020, the Company was granted a loan in the amount of $14,720, pursuant to the Paycheck Protection Program "PPP". The PPP established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven. The PPP loan, with a maturity date of April 07, 2022, does not impact net capital.

Note 10 – Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. However, there is no assurance that such capital infusions will continue in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not contain any adjustments that might result from the outcome of these uncertainties.